24/01 2003 09:49 FAX 0048 76 8478205 KGHM POLSKA MIEDZ S.A. → SEC-ADR 001

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

Exemption number: 82 4639

KGHM Polska Miedź S.A.

SUPPL

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

To:	**Division of Corporation Finance**		
Firm:	**United States Securities and Exchange Commission**	***Phone:*** / ***Fax:***	***1 202 94 22 990*** / ***1 202 94 29 624***
[redacted]	**1 Marciniak** / **1vestor Relations**	***Phone:*** / ***Fax:***	***(48 76) 84 78 280*** / ***(48 76) 84 78 205***
	ment also provided to required statutory authorities		
03003234		***Date:***	***24 January 2003***
	Number of pages (including this one):		***2***

Current report 07/2003

The Management Board of KGHM Polska Miedź S.A. announces that on 23 January 2003 the Supervisory Board of the Company recalled Stanisław Siewierski from his position as a member of the Management Board and as First Vice President of the Management Board, and Witold Bugajski from his position as a member of the Management Board and as a Vice President of the Management Board.

Likewise on 23 January 2003 the Supervisory Board of KGHM Polska Miedź S.A. appointed Tadeusz Szeląg as a member of the Management Board and as a Vice President of the Management Board.

Information on person newly-appointed to the Management Board of KGHM Polska Miedź S.A.:

Age: 56.

Education and professional qualifications: higher, 1972 - AGH Kraków, Department of Mining;
1987: Wrocław University of Economics - Post-Graduate Management Studies;
1997: Wrocław University of Economics - Post-Graduate Financial Management Studies;
Qualified for the position of Mine Operations Manager.

Previously-held positions:
From 1 March 2002 to Present: KGHM Polska Miedź S.A. - Plenipotentiary of the Management Board for Mining,
1995- 1 March 2002: KGHM Polska Miedź S.A. - Executive Director for Mining,
1979-1995: KGHM Polska Miedź S.A., Lubin Mine - various positions from Mining Operations Manager, to Technical Director and Mine Managing Director;

dlw 1/24

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego
Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Stanisław Siewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek
Share capital: PLN 2 000 000 000 (two thousand million)

EXEMPTION NUMBER: 82 4639

1972-1979: KGHM Polska Miedź S.A., Polkowice Mine - various positions from trainee, through miner, section chief, to mining operations superintendent.

In addition, he also serves as Chairman of the Supervisory Board of Energetyka Spółka z o.o. and as a member of the Supervisory Board of DSI S.A.

Is not involved in any competetive activities towards KGHM Polska Miedź S.A. Is not listed in the Register of Debtors maintained on the basis of the National Court of Registration law.

Legal basis:
(§5, section 1, point 30 and point 31 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

DYREKTOR DEPARTAMENTU
Informacji Giełdowych i Relacji Inwestorskich
Wojciech Marciniak

DYREKTOR NACZELNY
Nadzoru Właścicielskiego i Służb Informacyjnych
Józef Dudziak